UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)
Emulex Corporation
(Name of Issuer)
Common Stock, par value $0.10
(Title of Class of Securities)
292475209
(CUSIP Number)
January 19, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292475209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Artis Capital Management, L.P. 943405314
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	5,364,334*
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	5,364,334*
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,364,334*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.2%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN, IA

*As of December 31, 2011 the Reporting Person held 8,158,045 Shares of Common Stock of the Issuer which represented 9.5% of the outstanding Common Stock of the Issuer.  The December 31, 2011 percentage is based on 85,486,128 Shares of Common Stock outstanding as of October 26, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ending October 2, 2011, filed with the Securities and Exchange Commission on November 3, 2011.
**Based on 86,394,869 Shares of Common Stock outstanding as of January 23, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2012, filed with the Securities and Exchange Commission on January 27, 2012.

CUSIP No. 292475209

ITEM 1(a) -	NAME OF ISSUER:
Emulex Corporation
ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
3333 Susan Street Costa Mesa, CA 92626
ITEM 2(a) -	NAME OF PERSON FILING:
This statement is being filed by Artis Capital Management, L.P., a California limited partnership (“Artis”).
ITEM 2(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
One Market Plaza, Steuart Tower, Floor 27, San Francisco, California 94105.
ITEM 2(c) -	CITIZENSHIP:
California
ITEM 2(d) -	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.10 per share
ITEM 2(e) -	CUSIP NUMBER:
292475209
ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8).
(e) [ X] An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

CUSIP No. 292475209

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).
[ ] If this statement is filed pursuant to §240.13d-1(c), check this box.
ITEM 4 -	OWNERSHIP:
The information set forth in Rows 5 through 11 of the cover page to this Schedule 13G is incorporated herein by reference.
ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable.
ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Artis, a registered investment adviser, serves as investment adviser to various investment funds that directly hold the Common Stock for the benefit of the investors in those funds.  The investment funds have the right to receive dividends from, or the proceeds from the sale of, the Common Stock.

Artis Capital Management, Inc. (“Artis Inc.”) is the general partner of Artis.  Stuart Peterson (“Mr. Peterson”) is the president of Artis Inc. and the controlling owner of Artis and Artis Inc.  By virtue of these relationships, Artis Inc. and Mr. Peterson may be deemed to beneficially own the Common Stock held by the funds; however, the filing of this statement shall not be construed as an admission that Artis Inc. or Mr. Peterson is the beneficial owner of the Common Stock held by the funds.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:
Not Applicable
ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

CUSIP No. 292475209

Not Applicable
ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable
ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 292475209
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2012

ARTIS CAPITAL MANAGEMENT, L.P.
By:	/s/ Robert A. Riemer
Name: Robert A. Riemer Title: Chief Financial Officer and Chief Compliance Officer